# GenesisAI Corporation

(a Delaware corporation)

**Audited Financial Statements**

Period of July 3, 2018 (inception) through December 31, 2019

Audited by:



TaxDrop LLC

A New Jersey CPA Company

# Financial Statements

# GenesisAI Corporation

Table of Contents



CPA & Advisor

**INDEPENDENT AUDITOR'S REPORT**

May 20, 2020

To:     Board of Directors of GenesisAI Corporation
        Attn: Archil Cheishvili, CEO

Re:     2018 and 2019 Financial Statement Audit
        GenesisAI Corporation

We have audited the accompanying balance sheets of GenesisAI Corporation (the "Company") as of December 31, 2018 and 2019, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Auditor's Responsibility**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Auditor's Conclusion**

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of GenesisAI Corporation as of December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

**TaxDrop**

TaxDrop LLC
A New Jersey CPA Company

**GENESISAI CORPORATION**
Financial Statements
For the Fiscal Years Ended
December 31, 2018 and December 31, 2019

**Balance Sheet**

|  | Dec 31, 2019 | Dec 31, 2018 |
|---|---|---|
| ASSETS |  |  |
| Current Assets: |  |  |
| Cash & cash equivalents | 29,694 | 70,501 |
| Due from shareholders |  |  |
| Accounts receivable | 15,500 | - |
| Total Current Assets | 45,194 | 70,501 |
| Property & equipment, net | - | - |
| Security deposits | - | - |
| Total Assets | 45,194 | 70,501 |
| LIABILITIES AND STOCKHOLDERS' EQUITY |  |  |
| Liabilities: |  |  |
| Accounts payable | 5,000 | 29,417 |
| Current tax payable | 2,564 | - |
| Deposits, retainers, pre-payments, advance payments received | - | - |
| Due to shareholders | - | - |
| Total Liabilities | 7,564 | 29,417 |
| Stockholder's equity: |  |  |
| Common stock (3,400,000 and 4,010,230 shares issued and outstanding @ $0.0001 as of 12/31/2018 and 12/31/2019 respectively) | 401 | 340 |
| Shareholder Subscription | (340) | (340) |
| Additional paid-in capital | 64,939 | - |
| SAFE - Additional paid-in capital | 217,875 | 102,875 |
| Retained Earnings | (245,245) | (61,790) |
| Total stockholders' equity | 37,630 | 41,085 |
| Total liabilities and stockholders' equity | 45,194 | 70,501 |

See independent accountant's audit report and notes to the financial statements.

**GENESISAI CORPORATION**
Financial Statements
For the Fiscal Years Ended
December 31, 2018 and December 31, 2019

**Income Statement**

|  | 2019 | 2018 |
|---|---|---|
| Income: |  |  |
| Gross revenue | - | - |
| Cost of revenue: |  |  |
|  |  | - |
|  | - | - |
|  | - | - |
| Total cost of revenue | - | - |
| Gross profit | **-** | **-** |
| Expenses: |  |  |
| Marketing & advertising | - | 256 |
| Payroll, incl. all payroll taxes | 143,950 | 46,667 |
| Accounting & legal fees | 8,360 | 500 |
| Software & services | 882 | 369 |
| Business travel expenses | 8,745 | 7,632 |
| Business meals | 2,839 | 1,838 |
| Business entertainment | 2,000 | - |
| Local / ground business related transportation costs | 4,000 | - |
| Professional associations / business education | 182 | 691 |
| Supplies | 3,074 | 3,673 |
| Bank fees | 395 | 165 |
| Other | 9,027 |  |
| Total expenses | **183,454** | **61,790** |
| Pre-tax book income | **(183,454)** | **(61,790)** |
| Tax provision | **-** | **-** |
| Net income (loss) | **(183,454)** | **(61,790)** |

See independent accountant's audit report and notes to the financial statements.

**GENESISAI CORPORATION**
Financial Statements
For the Fiscal Years Ended
December 31, 2018 and December 31, 2019

**Statements of Stockholders' Equity**

| | Common Stock | | Additional Paid-In Capital | SAFE - APIC | Shareholder Subscription | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares | At Par | | | | | |
| **Balance as of July 3, 2018 (inception)** | - | $ - | $ - | $ - | $ - | $ - | $ - |
| Issuance of common stock | 3,400,000 | $ 340 | $ - | $ - | $ (340) | $ - | $ - |
| SAFE issuance | - | $ - | $ - | $ 102,875 | $ - | $ - | $ 102,875 |
| Shareholder Contribution | - | $ - | $ - | $ - | $ - | $ - | $ - |
| Net Income (Loss) | - | $ - | $ - | $ - | $ - | $ (61,790) | $ (61,790) |
| **Balance as of December 31, 2018** | 3,400,000 | $ 340 | $ - | $ 102,875 | $ (340) | $ (61,790) | $ 41,085 |
| Issuance of common stock | 610,230 | $ 61 | $ 64,939 | $ - | $ - | $ - | $ 65,000 |
| SAFE issuance | - | $ - | $ - | $ 115,000 | $ - | $ - | $ 115,000 |
| Net Income (Loss) | - | $ - | $ - | $ - | $ - | $ (183,454) | $ (183,454) |
| **Balance as of December 31, 2019** | 4,010,230 | $ 401 | $ 64,939 | $ 217,875 | $ (340) | $ (245,245) | $ 37,630 |

See independent accountant's audit report and notes to the financial statements.

**GENESISAI CORPORATION**
Financial Statements
For the Fiscal Years Ended
December 31, 2018 and December 31, 2019

**Statements of Cash Flows**

|  | 2019 | 2018 |
|---|---|---|
| **Cash flows from operations** | | |
| Net loss | **$ (183,454)** | **$ (56,324)** |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Increase/Decrease in Accounts Receivable | $ (15,500) | $ - |
| Increase/Decrease in Accounts Payable | $ (24,417) | $ 23,950 |
| Increase/Decrease in tax payable | $ 2,564 | $ - |
| **Net cash provided by Operating Activities** | **$ (220,807)** | **$ (32,374)** |
| | | |
| **Cash flows from financing activities** | | |
| Proceeds from the issuance of SAFEs | $ 115,000 | $102,875 |
| Proceeds from the issuance of Common Stock | $ 65,000 | $ - |
| **Net cash provided from financing activities** | **$ 180,000** | **$102,875** |
| | | |
| **Net increase (decrease) in cash and cash equivalents** | **$ (40,807)** | **$ 70,501** |
| | | |
| Beginning of year - Cash | $ 70,501 | $ - |
| End of year - Cash | $ 29,694 | $ 70,501 |

See independent accountant's audit report and notes to the financial statements.

**GENESISAI CORPORATION**
Financial Statements
For the Fiscal Years Ended
December 31, 2018 and December 31, 2019

**NOTES TO FINANCIAL STATEMENTS**

**NOTE 1 – NATURE OF OPERATIONS**

GenesisAI Corporation ("GenesisAI", the "Company", or "we") was formed as a Delaware corporation on July 3, 2018. The Company's headquarters are in Massachusetts.

The Company develops and markets an online marketplace for artificial intelligence solutions and products.

Since Inception, the Company has relied on securing shareholder investment and contributions from the founders. As of December 31, 2019, the Company had limited working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Basis of Presentation*

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

*Significant Risks and Uncertainties*

The Company has a limited operating history.  Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

*Cash and Cash Equivalents*

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 6). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

*Revenue Recognition*

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018, the Company has not yet recognized revenue.

*Income Taxes*

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the years ending December 31, 2018 and December 31, 2019 and has no income tax provision.

*Advertising Expenses*

The Company expenses advertising costs as they are incurred.

*Organizational Costs*

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

**NOTE 3 – CASH**

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $70,501 and $29,694 as of December 31, 2018 and December 31, 2019, respectively.

**NOTE 4 – ACCOUNTS RECEIVABLE**

Accrued receivables as of December 31, 2019 consisted of overpaid payroll. The Company hired Palatine Analytics Corporation, of which is run by one of the founders of GenesisAI, for CEO services through November 2019. The CEO services agreement commenced on May 31, 2018 for $80,000 per year, for which a monthly accrual is booked for the contract liability less payments made during the year, and is valid for 1 year. As of December 31, 2019, the company had overpaid Palatine Analytics Corporation by $14,500 and expects to be reimbursed.

**NOTE 5 – ACCOUNTS PAYABLE**

Accrued liabilities as of December 31, 2019 consisted of outstanding payroll due to contractors for $5,000. The outstanding liabilities as of December 31, 2018 consisted of the outstanding CEO service payments owed (see Note 4).

**NOTE 6 – STOCKHOLDERS' EQUITY**

*Common Stock*

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2018 and December 31, 2019 respectively, 3,400,000 and 4,010,230 shares of Common Stock were issued and outstanding. In 2019, the Company issued an additional 610,230 shares of common stock in exchange for $65,000. A total of 263,280 shares of stock follow redemption rights defined below: In the event the Company raises external investment capital: (i) in excess of $6,000,000 within a one-year period; or (ii) at a post-money valuation equal to, or in excess of, $20,000,000, the Subscriber will have the right, but not the obligation, to redeem its Common Stock, or any portion thereof, in conjunction with any such transaction at the valuation of the Common Stock implied by such external investment capital event.

As of December 31, 2018 and 2019, no stock options have been issued.

*SAFEs - Additional Paid-In Capital*

Since inception, the Company has raised $217,875 in exchange for several Simple Agreements for Future Equity (collectively, the "SAFEs"). Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $37,625 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $37,625. If there is a Qualified Equity Financing (defined as more than $500,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $15,250 of the outstanding SAFEs will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $50,000 of the outstanding SAFEs will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $250,000).

In 2019, the Company has raised an additional $66,000 cash in exchange for several Simple Agreements for Future Equity (collectively, the "2019 SAFEs") that were worth $115,000; $49,000 of the SAFEs were issued in exchange for advisory services instead of cash. Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $115,000 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $115,000. If there is a Qualified Equity Financing (defined as $1,000,000 for $40,000 of the 2019 SAFEs; $1,200,000 for $25,000 of the 2019 SAFEs, $2,000,000 for $50,000 of the 2019 SAFEs worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,000,000).

**NOTE 7 – GOING CONCERN**

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss for the period from Inception through December 31, 2019. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds, capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

**NOTE 8 – SUBSEQUENT EVENTS**

*Completed Crowdfunded Offering*

The Crowdfunding Offering began in February 2020 and successfully met its initial minimum raise, totaling $626,548 in funds raised. The Company has raised cash in exchange for Simple Agreements for Future Equity ("SAFE"). Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), the SAFE will convert into a number of shares of Safe Preferred Stock equal to $626,548. If there is an Equity Financing (defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,500,000).  The Crowdfunded Offering was made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder").  The Intermediary is entitled to receive a 7.5% commission fee.

*Management's Evaluation*

Management has evaluated subsequent events through May 21, 2020, the date the were financial statements available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.